Exhibit 20
For Immediate Release


                  Merrimac Appoints New Directors to its Board;
                    Increases Number of Board Seats to Seven


West Caldwell, N.J., November 6, 1997: Merrimac Industries, Inc. announces the appointment of two new outside members to its Board of Directors, Dr. Joel H. Goldberg and Mr. Frederick J. Gumm, and the increase in the number of its Board seats to seven, one of which is vacant and which the Company expects to fill in the near future.

Chairman and CEO Mason N. Carter commented: "Joel Goldberg possesses a tremendous breadth of experience with a particular focus and expertise in change management and organizational development. Joel brings to Merrimac both public and private board director experience, including Phillips-Van Heusen Corporation, Marcal Paper Company and Modell's, Inc., as well as experience as an advisor to the New Jersey Sports and Exposition Authority. He will make an outstanding addition to our Board providing advice and guidance in areas that are most vital to us.

"As Chairman and CEO of Frederick Gumm Chemical Company, a specialty chemical business, Fred Gumm has dealt with many challenges in successfully growing his
N. J.-based company. Fred has an extensive, diverse board and advisory background, including experience operating businesses, in the banking industry and with both industry and civic organizations. He will provide solid business judgment and the hands-on operations knowledge we require to continue to grow at an accelerated pace.

"Both of these accomplished gentlemen have fine records of achievement, business acumen and are respected in business and in the community. I believe their experience and commitment will enhance our Board assisting us toward our Goal of Profitable Growth."

Merrimac Industries, Inc., with locations in West Caldwell, N.J. and San Jose, Costa Rica, has approximately 160 employees in the design and manufacture of high-performance components and subsystems for communications, defense and aerospace applications.
Merrimac (MRM) is listed on the American Stock Exchange.

Contact: Mason N. Carter                   Fax:                   (973) 882-5989
         Chairman and CEO                  Email:            mnc@merrimacind.com
         Phone: (973) 575-1300, Ext. 202   Internet:  http://www.merrimacind.com